UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-35400

Just Energy Group Inc.
(Translation of registrant's name into English)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This amendment to a report on Form 6-K is being filed by Just Energy Group Inc. to correct a typographical error in the original report on Form 6-K furnished with the Securities and Exchange Commission on July 22, 2020 (the “Original 6-K”). Capitalized terms used and not defined herein shall have the same meanings given in the Original 6-K.

The Original 6-K stated in its fifth paragraph that the number of Offered Shares that an eligible holder of one Preferred Share is entitled to subscribe pursuant to the Offering is 0.059992466. The correct number is 0.59992466.

Therefore, the fifth paragraph of the Original 6-K shall be amended to state the following:

“An eligible holder of one Preferred Share will be entitled to subscribe for 0.59992466 Offered Share at a subscription price of C$3.412 per Offered Share (which represents approximately C$0.10 per share on a pre-Consolidation basis). For example, for each 100 Preferred Shares held, an eligible Preferred Share holder will be entitled to subscribe for 59.992466 Offered Shares for a subscription price of C$204.69. Holders of Preferred Shares will also be required with respect to any subscription as a holder of Preferred Shares to represent that the holder was a holder at the Record Date and covenant not to sell the Preferred Shares until the effective date of the Arrangement.”

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred after the Original 6-K was originally furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: July 23, 2020	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary